UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Form 10-Q for the period ended: September 30, 2018

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Blue Sphere Corp.

Address of Principal Executive Office (Street and Number): 301 McCullough Drive, 4th Floor, Charlotte, NC 28262

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

(b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART III — NARRATIVE

The registrant is unable to file its quarterly report on Form 10-Q for the three-month period ended September 30, 2018 within the prescribed period. The compilation, dissemination and review of the information required to be presented in the quarterly report on Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort or expense to the registrant. Such difficulties prevent the registrant from filing the report because such information is integral to the report. The registrant undertakes the responsibility to file such quarterly report on Form 10-Q within the additional time allowed by this report.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Shlomi Palas +972 50 779 6794.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No

Blue Sphere Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized on November 14, 2018.

By: /s/ Shomi Palas

Chief Executive Officer